EXECUTION VERSION

ASSET PURCHASE AGREEMENT

(Coal Supply Agreements)

by and among

Rhino Energy LLC and

Pennyrile Energy LLC,

as Seller,

Rhino Resource Partners LP,

Seller’s parent,

Alliance Coal, LLC

as Buyer,

and

Alliance Resource Partners, L.P.,

as Buyer’s parent

dated September 6, 2019

ASSET PURCHASE AGREEMENT

(Coal Supply Agreements)

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of September 6, 2019, by and among RHINO ENERGY LLC, a Delaware limited liability company, and PENNYRILE ENERGY LLC, a Delaware limited liability company (collectively, “Seller”), RHINO RESOURCE PARTNERS LP, a Delaware limited partnership (“Rhino”), ALLIANCE COAL, LLC, a Delaware limited liability company (“Alliance Coal” or “Buyer”) and ALLIANCE RESOURCE PARTNERS, L.P., a Delaware limited partnership (“ARLP”).

RECITALS

1. Seller is a party to certain coal supply agreements as more fully described herein.

2. Seller desires to sell and Buyer desires to purchase Seller’s rights and interests in the coal supply agreements on the terms and subject to the conditions set forth in this Agreement.

3. Rhino directly or indirectly owns 100% of the equity interests in Seller, will benefit from the transactions contemplated by this Agreement and joins in this Agreement as a material inducement to Buyer and ARLP to enter into this Agreement.

4. ARLP indirectly owns 100% of the equity interests in Buyer, will benefit from the transactions contemplated by this Agreement and joins in this Agreement as a material inducement to Seller and Rhino to enter into this Agreement.

5. The Parties also contemplate the purchase and sale of certain other assets owned by the Seller (the “Other Assets”) to Buyer pursuant to a separate asset purchase agreement (the “Other Asset Purchase Agreement”) executed simultaneously herewith (the closing of which sale and purchase is referred to hereinafter as the “Other Closing”).

AGREEMENT

NOW, THEREFORE, in consideration of the mutual promises set forth in this Agreement, the Parties hereby agree as follows with the intent to be legally bound:

ARTICLE I
DEFINITIONS

Section 1.01 Defined Terms. As used in this Agreement, the capitalized terms shall have the meanings set forth on Exhibit A. If a capitalized term is not set forth on Exhibit A but is defined in this Agreement, it shall have the meaning as defined in this Agreement.

Section 1.02 Rules of Construction. For the purposes of this Agreement, unless the context otherwise requires:

(a) General. In any provision, (i) an accounting term not otherwise defined has the meaning assigned to it in accordance with generally accepted accounting principles in the United States of America; (ii) words in the singular include the plural and words in the plural include the singular; (iii) words in the masculine include the feminine; (iv) any date specified for any action that is not a Business Day means the first Business Day after such date; (v) a reference to a corporation, limited liability company or partnership includes its successors and permitted assigns; and (vi) the use of the word “including” or “includes” means including or includes without limitation.

(b) Articles and Sections. References to Articles and Sections without identifying a specific agreement shall be deemed references to Articles and Sections in this Agreement. The captions and headings of Articles and Sections are for convenience of reference only and shall not be used in the interpretation of this Agreement.

(c) Exhibits and Schedules. References in this Agreement to Exhibits and Schedules mean the Exhibits and Schedules attached hereto, which are incorporated by reference, unless otherwise expressly stated.

(d) Agreements and Instruments. References to this Agreement or any other agreement or instrument shall be deemed references to such agreement or instrument as it may from time to time be amended, and shall be deemed to include reference to any schedules, exhibits or other materials incorporated into such agreement or instrument.

ARTICLE II
PURCHASE AND SALE OF PURCHASED ASSETS; ALLOCATION OF LIABILITIES

Section 2.01 Purchased Assets. Subject to the terms and conditions of this Agreement, at the closing of the transactions contemplated by this Agreement (the “Closing”), Seller will sell, grant, convey, transfer and assign to Buyer or its designee(s), and Buyer will purchase, acquire and receive, free and clear of all Encumbrances, all right, title and interest of Seller in and to the coal supply agreements identified on Schedule 2.01 (the “Coal Supply Agreements”) and copies of all Records related to or associated with the Coal Supply Agreements (collectively, with the Coal Supply Agreements, the “Purchased Assets”).

Section 2.02 Excluded Assets. Seller shall not convey, and Buyer shall not purchase or acquire from Seller the rights to any receivables or proceeds relating to coal shipped under the Coal Supply Agreements on or prior to the Closing Date (the “Excluded Assets”).

Section 2.03 Assumed and Retained Liabilities. Subject to the terms and conditions of this Agreement, at the Closing, Buyer will contractually assume all Liabilities under the Coal Supply Agreements to the extent accruing or arising after the Closing Date, except to the extent based upon facts existing or events occurring on or prior to the Closing Date (the “Assumed Liabilities”). Buyer shall not assume, and Seller shall retain, all other Liabilities of Seller, including Liabilities under the Coal Supply Agreements arising from any breach of the Coal Supply Agreements by Seller prior to the Closing (the “Retained Liabilities”).

Section 2.04 Other Closing. For the avoidance of doubt, it is understood and agreed that the Other Assets will be sold or otherwise transferred at the Other Closing in accordance with the terms of the Other Asset Purchase Agreement, with such Other Closing occurring after the Closing hereunder.

ARTICLE III
PURCHASE PRICE and closing

Section 3.01 Purchase Price. As consideration for the sale of the Purchased Assets, at the Closing Buyer shall pay to Seller Seven Million Two Hundred Sixty-Two Thousand Six Hundred Forty and 62/100 Dollars ($7,262,640.62) in cash (the “Purchase Price”). The Purchase Price shall be allocated between each Seller and the Purchased Assets in the manner set forth in Schedule 3.02. All amounts owed to each Seller at Closing shall be paid as applicable by wire transfer of immediately available funds to such account(s) provided by Seller to Buyer in writing prior to the Closing.

Section 3.02 Time and Place of Closings. Subject to the terms and conditions of this Agreement, the Closing shall take place at the Lexington, Kentucky, offices of Rose Grasch Camenisch Mains PLLC simultaneously with entering this Agreement (the “Closing Date”).

Section 3.03 Ancillary Agreement. Each of the Coal Supply Agreements shall be conveyed by Assignment and Assumption Agreements in substantially the form attached hereto as Exhibit B (the “Coal Supply Agreements Assignments”).

Section 3.04 Deliveries by Seller. At the Closing, Seller shall deliver, or cause to be delivered, to Buyer the following:

(a) Ancillary Agreement. The Coal Supply Agreements Assignments, duly executed and acknowledged by Seller;

(b) Secretary's Certificate. Certificates for each Seller and Rhino, dated as of the Closing Date, of an officer of each Seller and Rhino or its general partner, as applicable, certifying (i) that attached or appended to such certificate is a true and correct copy of the Organizational Documents and authorizing resolutions of the board of directors, general partner, managers and members, as appropriate, of each Seller or Rhino, as applicable, authorizing the execution, delivery and performance of each Transaction Document to be executed, delivered and performed by Seller or Rhino; and (ii) the names and signatures of the duly elected or appointed officer(s) of Seller and Rhino, or its general partner, who are authorized to execute and deliver the Transaction Documents;

(c) Records. Copies of all Records related to or associated with the Purchased Assets; and

(d) Additional Documents. Such additional documents as Buyer may reasonably request to effectuate the Transactions contemplated by this Agreement to be effectuated at the Closing, including:

(i) Undertaking by Colbeck to release its Encumbrances on the Purchased Assets in form and substance satisfactory to Buyer in Buyer’s discretion;

(ii) Consents by counterparties to Coal Supply Agreements to the assignment thereof to Buyer in form and substance satisfactory to Buyer in Buyer’s discretion.

Section 3.05 Deliveries by Buyer. At the Closing, Buyer shall deliver, or cause to be delivered, to Seller the following:

(a) Purchase Price. Payment of the Purchase Price;

(b) Ancillary Agreement. Coal Supply Agreements Assignments, duly executed and acknowledged by the Buyer;

(c) Secretary's Certificate. A certificate, dated as of the Closing Date, of an officer of Buyer and ARLP or its general partner, as applicable, certifying, (i) that attached or appended to such certificate is a true and correct copy of the Organizational Documents and authorizing resolutions of the board of directors, general partner or managers, as appropriate, of Buyer or ARLP, as applicable, authorizing the execution, delivery and performance of each Transaction Document to be executed, delivered and performed by Buyer or ARLP; and (ii) the names and signatures of the duly elected or appointed officer(s) of Buyer and ARLP, or its general partner, who are authorized to execute and deliver the Transaction Documents to which Buyer is a party; and

(d) Additional Documents. Such additional documents as Seller may reasonably request to effectuate the Transactions contemplated by this Agreement to be effectuated at the Closing.

ARTICLE IV

Representations and Warranties of seller and Rhino

Each Seller and Rhino hereby, jointly and severally, represent and warrant to the Buyer that as of the date hereof and as of the Closing Date (except where a different date is indicated):

Section 4.01 Organization and Authority of Seller and Rhino. Each Seller and Rhino (a) is a limited liability company or limited partnership duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation or organization; (b) is qualified to transact business in each jurisdiction where it is required by Law to be so qualified, except where the failure to be qualified would not have a Material Adverse Effect; and (c) has all requisite company or other organizational power and authority to execute, deliver and perform its obligations under this Agreement and the other Transaction Documents to which it is a party. All partnership, limited liability company, partner and member action required to be taken for the due and proper authorization, execution and delivery by each Seller and Rhino of this Agreement and the other Transaction Documents has been duly and validly taken, and all such action required to be taken for the consummation by it of the Transactions will have been duly and validly taken prior to the Closing. This Agreement constitutes (and the other Transaction Documents to which it is a party when executed will constitute) a legal, valid, and binding obligation of each Seller and Rhino, enforceable against Seller and Rhino in accordance with its terms, except as limited by bankruptcy, insolvency, or other laws of general application relating to the enforcement of creditors’ rights and by general equitable principles.

Section 4.02 No Breach; Approvals.

(a) Except for such consents and approvals which have already been obtained, or which are listed on Schedule 4.02 hereto, the execution, delivery, and performance by each Seller and Rhino of this Agreement, and the other Transaction Documents to which it is a party, and compliance with the terms and provisions hereof and thereof do not and will not violate or conflict with, or result in a breach of, or require any consent under, or give rise to a right of termination, cancellation, suspension or acceleration of any obligation under, (i) the Organizational Documents of either Seller or Rhino; (ii) the Coal Supply Agreements; (iii) any Contract to which either Seller or Rhino is a party or the Purchased Assets are subject; or (iv) any applicable Law, order, decree or injunction by which any of Seller or Rhino or the Purchased Assets is bound, except as would not reasonably be expected to result in a Material Adverse Effect.

(b) No filing or registration with, or consent or approval of, any Governmental Authority is required in connection with the execution, delivery, or performance of this Agreement by either Seller or Rhino.

Section 4.03 Coal Supply Agreements. Each of the Coal Supply Agreements is in full force and effect. Neither Seller is in violation of or in default under (nor does there exist any condition which with the passage of time or the giving of notice or both would cause such a violation of or default under) any of the Coal Supply Agreements. No party to any of the Coal Supply Agreements has notified a Seller in writing that such party claims that Seller is in violation of or in default under (or with notice or the passage of time, or both, would be in violation or default under) any Coal Supply Agreement. No other party to any Coal Supply Agreement is in default thereof. True and complete copies of all Coal Supply Agreements have been made available to the Buyer and there are no amendments to or modifications of, or other agreements of the parties relating to, any such Coal Supply Agreements which have not been identified on the Schedule 2.01 attached hereto and such amendments and modifications have been made available to the Buyer.

Section 4.04 Proceedings and Judgments. There is no Proceeding pending or, to the knowledge of Seller, threatened against or affecting the Purchased Assets, and there are no judgments, decrees, injunctions or orders of any Governmental Authority outstanding against any of the Purchased Assets. There is no Proceeding pending or, to the knowledge of Seller, threatened against or affecting either Seller that could reasonably be expected to have a Material Adverse Effect, and there are no material judgments, decrees, injunctions or orders of any Governmental Authority outstanding against either Seller with respect to the Purchased Assets.

Section 4.05 No Brokers. (a) There are no Contracts or understandings between a Seller or any Affiliate of Seller and any Person that would give rise to a valid claim against the Buyer or Purchased Assets for a brokerage commission, finder’s fee or other like payment in connection with the Transactions.

(b) Royal and Seller have amended the Royal Agency Agreement to provide that sales of coal under the Coal Sales Agreements (or sales of coal to the Coal Sales Agreements customers pursuant to any other agreement or arrangement) shall not be subject to the Royal Agency Agreement and no fee, commission or other payment with respect to such sales shall be owed to Royal or its successors or assigns. There are no Contracts or understandings between a Seller or any Affiliate of Seller and any Person that would give rise to a valid claim against the Buyer or the Purchased Assets for a fee, commission or other payment in connection with the sale of coal under the Coal Sales Agreements (or the sale of coal to the Coal Sales Agreements customers pursuant to any other agreement or arrangement).

Section 4.06 Completeness of Statement; Effect of Representations and Warranties. No representation or warranty of Seller or Rhino in this Agreement or information in the Schedules contains any untrue statement of a material fact, contains any misstatement of a material fact, or omits any material fact necessary to make such representation or warranty (or statement if contained in any other document referenced above) under the circumstances which it was made, not misleading.

Section 4.07 Free and Clear. Except for the Encumbrances listed on Schedule 4.07, Seller has good, valid and transferable title to the rights of Seller under the Coal Supply Agreements and other Purchased Assets, free and clear of all Encumbrances. Seller will at Closing convey to Buyer good, valid and transferable title to the rights of Seller under the Coal Supply Agreements and other Purchased Assets, free and clear of all Encumbrances.

ARTICLE V

Representations and Warranties of Buyer

Buyer and ARLP hereby, jointly and severally, represent and warrant to Seller that as of the date hereof and as of the Closing Date (except where a different date is indicated):

Section 5.01 Organization and Authority of Buyer and ARLP. Each of Buyer and ARLP (a) is a limited liability company or limited partnership duly organized, validly existing, and in good standing under the laws of the jurisdiction of its organization; and (b) has all requisite company or other organizational power and authority to execute, deliver and perform its obligations under this Agreement and the other Transaction Documents to which it is a party. All partnership, limited liability company, partner and member action required to be taken for the due and proper authorization, execution and delivery by each of Buyer and ARLP of this Agreement and the other Transaction Documents to which it is a party has been duly and validly taken, and all such action required to be taken for the consummation by it of the Transactions will have been duly and validly taken prior to the Closing. This Agreement constitutes (and the other Transactions Documents to which it is a party when executed will constitute) a legal, valid, and binding obligation of each of the Buyer and ARLP, enforceable against the Buyer and ARLP in accordance with its terms, except as limited by bankruptcy, insolvency, or other laws of general application relating to the enforcement of creditors’ rights and by general equitable principles.

Section 5.02 No Breach; Approvals.

(a) The execution, delivery, and performance by each of the Buyer and ARLP of this Agreement and the other Transaction Documents to which it is a party and compliance with the terms and provisions hereof and thereof do not and will not violate or conflict with, or result in a breach of, or require any consent under, or give rise to a right of termination, cancellation, suspension or acceleration of any obligation under, (i) the Organizational Documents of either Buyer or ARLP; (ii) any Contract to which Buyer or ARLP is a party; or (iii) any applicable Law, order, decree or injunction by which the Buyer or ARLP is bound.

(b) No filing or registration with, or consent or approval of, any Governmental Authority is required in connection with the execution, delivery, or performance of this Agreement by Buyer or ARLP.

Section 5.03 Proceedings and Judgments. There is no Proceeding before or by any Governmental Authority pending, or, to the knowledge of the Buyer, threatened against or affecting the Buyer that would have an adverse effect on the ability of Buyer to consummate the Transactions, and there are no judgments, decrees, injunctions or orders of any Governmental Authority outstanding against the Buyer or any of its respective assets that would have an adverse effect on the ability of Buyer to consummate the Transactions.

Section 5.04 No Brokers. There are no Contracts or understandings between the Buyer and any Person that would give rise to a valid claim against Seller for a brokerage commission, finder’s fee or other like payment in connection with the Transactions

ARTICLE VI
ADDITIONAL covenants of the parties

Section 6.01 Announcements. No Party shall issue any press release or otherwise make any public announcement with respect to the Transactions without the prior written consent of the other Party, which consent shall not be unreasonably withheld or delayed; provided, however, that the Parties shall be entitled to make any regulatory filing, including the filing of a Form 8-K with the Securities and Exchange Commission, without the consent of the other Party to the extent it is required in the judgment of the Party’s legal counsel. The Parties will consult and cooperate with each other as to the timing, form and content of any such announcement or regulatory filing, including Form 8-K.

Section 6.02 Commercially Reasonable Efforts. Subject to the terms and conditions set forth in this Agreement, Seller and Buyer shall use commercially reasonable efforts (subject to, and in accordance with, applicable Law) to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties hereto in doing, all things necessary, proper or advisable under applicable Laws to consummate, and make effective, in the most expeditious manner practicable, the Transactions and no Party hereto shall take or cause to be taken any action which would reasonably be expected to prevent, impede or delay the consummation of the Transactions.

ARTICLE VII

INDEMNIFICATION

Section 7.01 Survival. The Parties agree that the representations and warranties of the Parties in this Agreement shall survive the Closing until the date that is two (2) years after the Closing Date, except for (i) the representations and warranties contained in Sections 4.01(Organization and Authority of Seller and Rhino), 4.02 (No Breach; Approvals), 4.05 (No Brokers) and 4.07 (Free and Clear), which shall survive indefinitely, and (ii) the representations and warranties contained in Sections 5.01 (Organization and Authority of Buyer and ARLP), 5.02 (No Breach; Approvals) and 5.04 (No Brokers), which shall survive indefinitely (the representations and warranties referenced in clauses (i) and (ii) are the “Fundamental Representations”). Notwithstanding the foregoing, any representation or warranty in respect of which indemnity is sought under this Agreement, other than a representation or warranty which survives indefinitely, shall survive the time at which it would otherwise terminate, if written notice of the inaccuracy thereof giving rise to such right of indemnity shall have been given to the Party against whom such indemnity may be sought prior to such time. The representations and warranties in this Agreement shall not be deemed merged into the Ancillary Agreements but shall survive the execution and delivery thereof. This Section 7.01 shall not limit any covenant or agreement of the Parties that by its nature contemplates performance after the Closing, which covenants and agreements shall survive Closing.

Section 7.02 Indemnification.

(a) Subject to the limitations set forth in this Article VII, Seller and Rhino, jointly and severally, shall indemnify and hold harmless, the Buyer and its Affiliates and each of their respective officers, directors, managers, stockholders, partners, members, employees and agents (collectively, with Buyer and its Affiliates, the “Buyer Indemnitees”) from, against and in respect of any and all Losses incurred by the Buyer Indemnitees as a result of: (i) any breach of, or inaccuracy in, any representation or warranty made by either Seller or Rhino in this Agreement and the other Transaction Documents; (ii) any breach by either Seller or Rhino of any covenant or agreement of either Seller or Rhino in this Agreement and the other Transaction Documents; and (iii) the Retained Liabilities.

(b) Subject to the limitations set forth in this Article VII, the Buyer and ARLP, jointly and severally, shall indemnify and hold harmless, Seller and its Affiliates and their respective officers, directors, managers, stockholders, members, managers, employees and agents (collectively, with each Seller and their Affiliates, the “Seller Indemnitees”) from, against and in respect of Losses incurred as a result of: (i) any breach of, or inaccuracy in, any representation or warranty made by Buyer or ARLP in this Agreement and the other Transaction Documents; (ii) any breach by Buyer or ARLP of any covenant or agreement of Buyer in this Agreement and the other Transaction Documents; and (iii) the Assumed Liabilities.

Section 7.03 Procedures.

(a) Any Person desiring indemnification under this Article VII and entitled thereto (an “Indemnified Party”) shall, promptly upon becoming aware thereof, give written notice thereof to the Party obligated to indemnify such Indemnified Party (such notified Party, the “Responsible Party”); provided that the failure to so notify shall not relieve the Responsible Party of its obligations hereunder, except to the extent that the Responsible Party is actually prejudiced thereby. Such notice by such Indemnified Party shall state the amount of the claim, if known, and the method of computation thereof, the nature of such claim and a reference to the provision of this Agreement upon which such claim is based, all with reasonable particularity.

(b) If a claim, action, suit or Proceeding by a Person other than a Party hereto (a “Third-Party Claim”) is made against any Indemnified Party, and if such Indemnified Party intends to seek indemnification with respect thereto under this Article VII, such Indemnified Party shall promptly notify the Responsible Party of such claims; provided that the failure to so notify shall not relieve the Responsible Party of its obligations hereunder, except to the extent that the Responsible Party is actually prejudiced thereby.

(c) With respect to any Third-Party Claim, the Responsible Party shall have thirty (30) days after receipt of such notice (or such shorter period as an answer or response is required in any Proceeding) to assume the conduct and control, at the expense of the Responsible Party, of the settlement or defense thereof, and the Indemnified Party shall cooperate with it in connection therewith; provided that the Responsible Party shall permit the Indemnified Party to participate in such settlement or defense through counsel chosen by such Indemnified Party and the fees and expenses of such counsel shall be borne by the Indemnified Party. Notwithstanding the foregoing, the Responsible Party shall not be entitled to assume control of the defense as to any matter, and if subject to indemnification under this Article VII, shall pay the reasonable fees and expenses of counsel selected and retained by the Indemnified Party, in connection with: (i) any Third-Party Claim seeking specific performance or other equitable remedies, (ii) any Third-Party Claim in which a conflict of interest exists between the Responsible Party and the Indemnified Party, or (iii) any Third-Party Claim with respect to which the Indemnified Party determines in good faith that the Losses relating to such claim are likely to exceed the maximum amount that the Indemnified Party would then be entitled and able (after taking into account the financial resources of the Responsible Party) to recover under the applicable provisions of this Article VII (collectively, the “Litigation Control Conditions”). If the Indemnified Party assumes the control of the defense of such Third-Party Claim because the Third-Party Claim meets one or more of the Litigation Control Conditions, the Indemnified Party shall have the right to assume control of the defense of the Third-Party Claim but shall not thereby waive any right to indemnification therefor pursuant to this Agreement; provided, however, that the Indemnified Party shall not consent to an entry of judgment or settle such Third-Party Claim without the prior written consent of the Responsible Party, which shall not be unreasonably withheld. The Responsible Party shall, if it agrees and is reasonably expected to be able to pay the full amount thereof, be permitted independently to consent to an entry of judgment or settle any Third-Party Claim, provided that (i) the Responsible Party pays in full all monetary amounts due under the settlement, (ii) the settlement does not impose any non-monetary relief or future obligation on the Indemnified Party, and (iii) the settlement does not contain any findings of fact or an admission of liability of guilt on the part of the Indemnified Party.

(d) Any Indemnified Party shall cooperate in all reasonable respects with the Responsible Party and its attorneys in the investigation, trial and defense of any Third-Party Claim and any appeal arising therefrom and, at the expense of the Responsible Party, shall furnish such books, records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested in connection therewith. Such cooperation shall include access during normal business hours afforded to the Responsible Party and its agents and representatives to, and reasonable retention by the Indemnified Party of, books, records and information which have been identified by the Responsible Party as being reasonably relevant to such Third-Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

Section 7.04 Limitations on Indemnification Obligations. The rights of the Buyer Indemnitees and Seller Indemnitees to indemnification pursuant to the provisions of Section 7.02 are subject to the following limitations:

(a) Notwithstanding anything in this Article VII to the contrary and subject to Section 7.04(b):

(i) The Buyer Indemnitees shall not be entitled to recover Losses pursuant to Section 7.02(a)(i) until the total amount which the Buyer Indemnitees would recover under this Article VII exceeds the Basket (at which time the Buyer Indemnitees shall be entitled to full indemnification with respect to the amount of such Basket and the Losses in excess thereof); provided, that notwithstanding the foregoing, the Basket shall not apply to recovery of Losses pursuant to the Fundamental Representations which shall be exempt from the limitations of the Basket.

(ii) The Seller Indemnitees shall not be entitled to recover Losses pursuant to Section 7.02(b)(i) until the total amount which the Seller Indemnitees would recover under such Section exceeds the Basket (at which time the Seller Indemnitees shall be entitled to full indemnification with respect to the amount of such Basket and the Losses in excess thereof); provided, that notwithstanding the foregoing, the Basket shall not apply to recovery of Losses pursuant to the Fundamental Representations which shall be exempt from the limitations of the Basket.

(b) The provisions of Section 7.04(a) shall not apply to (i) Losses asserted under Sections 7.02(a)(ii) or (a)(iii) or Sections 7.02(b)(ii) or (b)(iii), (ii) Losses arising out of the fraud or intentional misrepresentation of a Party, or (iii) any Liability for Taxes.

Section 7.05 Calculation of Losses. For purposes of this Article VII, once it has been established that there has been a breach of, or inaccuracy in, any representation or warranty, or breach of any covenant or agreement, as such provisions are written (including any materiality, Material Adverse Effect or similar qualification thereto), the amount of any Losses arising from such breach or inaccuracy will be determined without regard to any materiality, Material Adverse Effect or similar qualification in such representation, warranty, covenant or agreement.

ARTICLE VIII
GENERAL TERMS

Section 8.01 Costs and Expenses. Each Party shall pay its own attorneys' fees and other expenses related to the preparation and execution of the Transaction Documents.

Section 8.02 Further Assurances. At the request of the other Party, Seller, Rhino, Buyer and ARLP will cause to be executed and delivered all such further instruments of conveyance, assignments and further assurances as reasonably may be required to transfer and assign the Purchased Assets or otherwise to implement the provisions and intent of this Agreement and the other Transaction Documents.

Section 8.03 Notices. All notices, demands, approvals, and other communications provided for in this Agreement shall be in writing and shall be effective upon the earlier of the following to occur: (a) if personally delivered, when delivered to the recipient, (b) if sent by overnight delivery service (Federal Express, UPS or similar reputable overnight courier service), the Business Day following its deposit with such delivery service, (c) if deposited in a sealed envelope in the United States mail, postage prepaid by registered or certified mail, return receipt requested, three (3) Business Days thereafter, or (d) if sent by email, when sent, provided that either (i) a copy of such email is also sent on or before the following Business Day to the intended addressee by means described in clauses (a), (b), or (c) above or (ii) the sender sooner receives a non-automated response email from the receiving party confirming receipt of such email. Unless changed in accordance with this Section, the addresses for notices given pursuant to this Agreement must be addressed as follows:

If to Seller or Rhino:	If to Buyer or ARLP:

c/o Rhino Resource Partners LP

424 Lewis Hargett Circle, Suite 250

Lexington, KY 40503

Attn: Whitney Kegley, Vice President, Secretary, and General Counsel

E-mail: wkegley@rhinolp.com

With a copy to:

Davis Gillett Mottern & Sims, LLC

545 Dutch Valley Road, N.E., Suite A

Atlanta, GA 30324

Attn: Robert J. Mottern

e-mail: bmottern@investmentlawgroup.com

Alliance Coal, LLC

1146 Monarch Street, Suite 350

Lexington, KY 40513

Attn: R. Eberley Davis, Senior Vice President, General Counsel and Secretary

e-mail: eb.davis@arlp.com

With a copy to:

Rose Grasch Camenisch Mains PLLC

326 S. Broadway

Lexington, KY 40508

Attn: Richard H. Mains

e-mail: rich.mains@rgcmlaw.com

Section 8.04 Assignment. Except as otherwise provided in this Section 8.04, no Party shall be permitted to assign any right or interest under this Agreement without the prior written consent of the other Parties hereto, not to be unreasonably withheld, conditioned or delayed. Buyer shall be entitled to assign in whole or part its rights and interests under this Agreement and any other Transaction Document to one or more Persons, so long as Buyer remains obligated to perform all of its duties under this Agreement and such Transaction Documents notwithstanding any such assignment, and such assignees of Buyer shall be entitled to all rights and interests of Buyer so assigned as if a Buyer hereunder with respect thereto. Subject to the foregoing, all rights and duties of each Party hereunder shall inure to the benefit of and be binding upon its successors and permitted assigns.

Section 8.05 Governing Law; Consent to Jurisdiction; Equitable Remedies; Waiver of Jury Trial.

(a) Governing Law. The interpretation and enforcement of this Agreement shall be governed by the substantive law of the Commonwealth of Kentucky, without the application of its conflict of law rules.

(b) Consent to Jurisdiction. All actions arising out of or relating to this Agreement and the other Transaction Documents shall be heard and determined exclusively in any state or federal court sitting in Fayette County, Kentucky. Consistent with the preceding sentence, the Parties hereby (a) submit to the exclusive jurisdiction of the state and federal courts sitting in Fayette County, Kentucky for the purpose of any action arising out of or relating to this Agreement and the other Transaction Documents brought by either Party hereto and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the action is brought in an inconvenient forum, that the venue of the action is improper, or that this Agreement or the other Transaction Documents, or the transactions contemplated thereby, may not be enforced in or by any of the above named courts.

(c) Equitable Remedies. Each Party acknowledges and agrees that the other Party may be damaged irreparably if any Transaction Document is not performed in accordance with its terms or otherwise is breached and that, notwithstanding any other provision in this Agreement to the contrary, a Party will be entitled to seek injunctive relief to prevent breaches hereof and thereof and to enforce specifically the Transaction Documents and its terms in addition to any other remedy to which such Party may be entitled hereunder and thereunder.

(d) Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.05.

Section 8.06 Entire Agreement and Modifications.

(a) This Agreement (including the Schedules and Exhibits hereto) and the other Transaction Documents constitute the entire agreement between the Parties with respect to the subject matter hereof and thereof, superseding all prior statements, representations, discussions, agreements and understandings relating to such subject matter. No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied on by any Party in entering into this Agreement. The representations, warranties, covenants and agreements contained in this Agreement are for the sole benefit of the Parties hereto, including their successors and assigns, and, in the case of Article VII hereof, the other Persons entitled to be indemnified hereunder, and their respective heirs, executors, administrators, legal representatives, successors and assigns, and they shall not be construed as conferring any rights on any other Persons. Except for the representations and warranties contained in Article IV, elsewhere in this Agreement and the Ancillary Agreements, Seller (a) expressly disclaims any representation or warranty, expressed or implied, at common law, by statute, or otherwise, relating to the condition of the Purchased Assets (including any implied or expressed warranty of merchantability or fitness for a particular purpose, or of conformity to models or samples of materials) and (b) disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to Buyer or its Affiliates or representatives (including any opinion, information, projection, or advice that may have been or may be provided to Buyer by any representative of Seller or any of their Affiliates). The Seller and Rhino make no representations or warranties to Buyer regarding the probable success or profitability of the Purchased Assets or the use thereof. The disclosure of any matter or item in any Schedule hereto will not be deemed to constitute an acknowledgment that any such matter is required to be disclosed or is material or that such matter could result in a Material Adverse Effect. The Confidentiality Agreement shall survive the execution of this Agreement and shall terminate as provided in the Other Asset Purchase Agreement.

(b) No amendment or modification to this Agreement shall be binding unless made in writing and signed by all Parties. The waiver or failure of any Party to enforce any provision of this Agreement shall not be construed or operate as a waiver of any further breach of such provision or of any other provision of this Agreement. Any waiver hereunder must be in writing.

Section 8.07 Parties in Interest. Nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any Persons other than the Parties, their respective successors and permitted assigns and any Indemnitee entitled to the benefit of the indemnification provisions of Article VII hereof, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third person to any Party to this Agreement, nor shall any provision of this Agreement give any third persons any right of subrogation or action over and against any Party to this Agreement.

Section 8.08 Severability. In the event any provision of this Agreement is held to be invalid or unenforceable by a court of competent jurisdiction, the invalidity of any such provision shall in no way affect any other provision contained herein, so long as that any such invalidity or unenforceability does not materially prejudice any Parties in their respective rights and obligations contained in the valid and enforceable provisions of this Agreement. To the fullest extent permitted by law, any unenforceable or invalid provision in this Agreement shall be modified to the extent necessary and permissible to reflect the original intention of the parties. Upon such determination that any provision is invalid or unenforceable, the remainder of this Agreement will be interpreted so as to best accomplish the intent of the Parties within the limits of applicable Law.

Section 8.09 Counterparts. This Agreement may be executed in two or more counterparts and by different Parties on separate counterparts, all of which shall be considered one and the same agreement, and each of which shall be deemed an original. Signatures delivered by facsimile or by e-mail in portable document format (pdf) or other electronic means shall be binding for all purposes hereof.

Section 8.10 Joint and Several Liability.

(a) Each Seller and Rhino will receive substantial direct and indirect benefit from the Transactions. Consequently, the Liability of Rhino and each Seller hereunder shall be joint and several. Where in this Agreement provision is made for any action to be taken or not taken by a Seller, Rhino and each Seller jointly and severally undertake to cause Seller to take or not take such action, as the case may be. Without limiting the generality of the foregoing, Rhino and each Seller shall be jointly and severally liable for the indemnification obligations under Article VII.

(b) Each of Buyer and ARLP will receive substantial direct and indirect benefit from the Transactions. Consequently, the Liability of ARLP and Buyer hereunder shall be joint and several. Where in this Agreement provision is made for any action to be taken or not taken by Buyer, ARLP jointly and severally undertakes to cause Buyer to take or not take such action, as the case may be. Without limiting the generality of the foregoing, ARLP and Buyer shall be jointly and severally liable for the indemnification obligations under Article VII.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Seller, Rhino, Buyer and ARLP have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

SELLER:

RHINO ENERGY LLC

By:	/s/ Richard A. Boone
Name:	Richard A. Boone
Title:	President & CEO

PENNYRILE ENERGY LLC

By:	/s/ Richard A. Boone
Name:	Richard A. Boone
Title:	President & CEO

RHINO:

RHINO RESOURCE PARTNERS LP

By:	Rhino GP LLC, its General Partner

By:	/s/ Richard A. Boone
Name:	Richard A. Boone
Title:	President & CEO

BUYER:

ALLIANCE COAL, LLC

By:	/s/ Jeffrey D. Brock
Name:	Jeffrey D. Brock
Title:	Vice-President-Business Development

ARLP:

ALLLIANCE RESOURCE PARTNERS, L.P.

By:	Alliance Resource Management GP, LLC, its General Partner

By:	/s/ R. Eberley Davis
Name:	R. Eberley Davis
Title:	SVP, General Counsel & Sec.

[Signature Page to Asset Purchase Agreement]

Exhibit A - Definitions

Exhibit B - Form of Coal Supply Agreements Assignments

Schedule 2.01 - Coal Supply Agreements and Amendments

Schedule 3.02 - Allocation between each Seller and Purchased Assets

Schedule 4.02 – Consents required by Seller

Schedule 4.07 – Encumbrances Being Released

EXHIBIT A

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ASSET PURCHASE AGREEMENT

Definitions

“Affiliate” means with respect to a given Person, any other Person directly or indirectly controlling, controlled by or under common control with the given Person. For purposes of this definition “control” of a Person means the power to direct or cause the direction of management and policies of such Person, whether through the ownership of voting securities or by Contract or otherwise.

“Agreement” has the meaning set forth in the introductory paragraph.

“Alliance Coal” has the meaning set forth in the introductory paragraph.

“Ancillary Agreements” means all of the documents and instruments to be delivered pursuant to Article III hereof and each of the certificates and other instruments required to be delivered by a Party pursuant to the terms hereof or thereof.

“ARLP” has the meaning set forth in the introductory paragraph.

“Assumed Liabilities” has the meaning set forth in Section 2.03.

“Basket” means $100,000.

“Business Day” means any day other than a Saturday, a Sunday or any other day on which federal banking institutions in the United States of America conducting business in the Commonwealth of Kentucky are required or authorized to be closed.

“Buyer” has the meaning set forth in the introductory paragraph.

“Buyer Indemnitees” has the meaning set forth in Section 7.02.

“Closing” has the meaning set forth in Section 2.01.

“Closing Date” has the meaning set forth in Section 3.02.

“Coal Supply Agreements” has the meaning set forth in Section 2.01.

“Coal Supply Agreements Assignments” has the meaning set forth in Section 3.03.

“Colbeck” means Colbeck Capital Market Services LLC (“Colbeck”), as collateral agent and administrative agent under that Financing Agreement dated as of December 27, 2017, as amended.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated April 9, 2019, by and between Rhino Energy LLC and Alliance Coal, LLC.

“Contract” means any contract, lease, license, evidence of indebtedness, mortgage, indenture, loan agreement, credit agreement, purchase order, binding bid, letter of credit, security agreement, or other legally binding agreement or arrangement.

“Encumbrances” means all claims, liens, security interests (statutory or otherwise), charges, mortgages, pledges, community property interests, options, rights of first refusal, deeds of trust, conditional sale agreements, hypothecations, easements, rights of way, title defect or encumbrance of any nature whatsoever.

“Excluded Assets” has the meaning set forth in Section 2.02.

“Fundamental Representations” has the meaning set forth in Section 7.01.

“Governmental Authority” means any national, state or local government or any subdivision, agency, court, commission, board, bureau or other authority thereof.

“Indemnified Party” has the meaning set forth in Section 7.03.

“Indemnitee” means any Seller Indemnitee or Buyer Indemnitee.

“Knowledge” or “knowledge” with respect to Seller and Rhino, means the actual knowledge of Richard Boone, Chad Hunt, Whitney Kegley and Brian Aug following the review of all relevant records in such Person's possession and reasonable inquiry of other employees of Seller and their Affiliates who would reasonably be expected to be aware of a fact or other matter in the course of performing the duties of such position. “Knowledge” or “knowledge” with respect to Buyer and ARLP, means the actual knowledge of R. Eberley Davis, Kendall S. Barret and Jeffrey D. Brock, following the review of all relevant records in such Person's possession and reasonable inquiry of other employees of Alliance Resource Partners, L.P. and its Affiliates who would reasonably be expected to be aware of a fact or other matter in the course of performing the duties of such position.

“Laws” means all applicable statutes, laws, rules, regulations, orders, treaties, permits, ordinances, judgments, decrees and directives of any Governmental Authority.

“Liabilities” means any and all liabilities and obligations of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise.

“Litigation Control Conditions” has the meaning set forth in Section 7.03.

“Losses” means all Liabilities, obligations, losses, damages, dimunition in value, penalties (civil or criminal), costs, expenses (including reasonable attorneys' fees), fines, settlements, interest, suits, causes of action, legal or administrative proceedings, arbitration awards, demands or claims, including claims for personal injury or damage to property.

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“Material Adverse Effect” means any circumstance, event, change, situation, occurrence or effect which, individually or together with any other circumstance, event, change, situation, occurrence or effect, has had or could reasonably be expected to have, a material adverse effect on either Seller or the Purchased Assets, the value of the Purchased Assets, or Seller’s or Rhino’s ability to consummate the Transactions; provided, however, that events, circumstances, changes or effects that generally affect the coal industry, including changes in Laws, shall not be deemed a Material Adverse Effect.

“Organizational Documents” means with respect to any Person, its certificate or articles of incorporation, formation or limited partnership, limited liability company agreement, operating agreement, bylaws, partnership agreement and other charter documents.

“Other Asset Purchase Agreement” has the meaning set forth in Recitals.

“Other Asset” has the meaning set forth in Recitals.

“Other Closing” has the meaning set forth in Recitals.

“Party” means each of each Seller, Rhino, Buyer and ARLP and “Parties” means Seller, Rhino, Buyer and ARLP, collectively.

“Person” means any individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, firm, Governmental Authority, labor union, or other entity or person.

“Proceeding” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

“Purchase Price” has the meaning set forth in Section 3.01.

“Purchased Assets” has the meaning set forth in Section 2.01.

“Records” means the files, records and other information, whether in paper, digital or other format.

“Responsible Party” has the meaning set forth in Section 7.03.

“Retained Liabilities” has the meaning set forth in Section 2.03.

“Rhino” has the meaning set forth in the introductory paragraph.

“Royal” means Royal Energy Resources, Inc.

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“Royal Agency Agreement” means that certain Coal Sales Fee Agency Agreement, dated December 5, 2017, between Rhino Energy LLC and Royal, as amended.

“Seller” has the meaning set forth in the introductory paragraph.

“Seller Indemnitees” has the meaning set forth in Section 7.02.

“Third-Party Claim” has the meaning set forth in Section 7.03.

“Transaction Documents” means, collectively, this Agreement and the Ancillary Agreements.

“Transactions” means the transactions contemplated by this Agreement and the other Transaction Documents.

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